Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:
    Eurocopter and CHC Helicopter Corporation Sign Contract for 16 EC225
    Helicopters at Heli-Expo

    ORLANDO, FL, HAI Heli-Expo, March 1 /CNW/ - Eurocopter and CHC Helicopter
Corporation ("CHC") (TSX: FLY.A and FLY.B; NYSE: FLI) jointly announced at
Heli-Expo that they have entered into a contract for the delivery of 16 new
EC225 helicopters. The 16 aircraft are expected to be delivered between late
2008 and late 2012. CHC plans to put these aircraft into service as part of the Company's fleet renewal plan, in support of new offshore oil and gas contracts, and potentially as Search and Rescue (SAR) aircraft. CHC is making this commitment to meet the unprecedented demand from our various customers including both the offshore oil and gas industry and government sponsored SAR.
    This new, 16 helicopter order, will supplement the six EC225 aircraft CHC currently has on order. The original six aircraft, which are expected to be delivered by December 2008, will support contracts with TOTAL E&P UK PLC,
TOTAL E&P Norge AS as well as other customers in the North Sea and elsewhere.
CHC, which is the largest civilian Super Puma family operator with 30 Mark 1 and 20 Mark 2 variants, now continues this relationship with Eurocopter by significantly expanding its EC225 fleet.
    The EC225 fleet will be fully supported by CHC subsidiary Heli-One, the world's largest independent helicopter MRO and logistics support company.
Building on more than 25 years' experience with the Super Puma family,
Heli-One will provide total MRO support for the advanced EC225. Heli-One has been granted an exclusive licence to perform repair and overhaul on EC225 components.
    "The success of our heavy product range has always been closely linked to the success of CHC," said Lutz Bertling, President and CEO of Eurocopter.
"Based on the company's huge experience with the Super Puma family of helicopters, we are pleased to see the EC225 selected by CHC to serve its clients including, TOTAL E&P's UK and Norwegian operations in the North Sea.
The EC225 benefits from many technological enhancements developed from the entire Eurocopter product line and it sets new standards of safety, comfort and performance for offshore services."
    Sylvain Allard, President and CEO of CHC stated that "We are delighted to continue to partner with Eurocopter to respond to the ever-growing requirements of our customers. The EC225 meets and exceeds their needs for modern, safe, comfortable and efficient helicopters. CHC through its European and Global operating subsidiaries, which are fully supported by Heli-One, is uniquely positioned to offer this aircraft to the world."

    About Eurocopter

    The EC225 is the latest and most advanced member of Eurocopter's family of twin-engine, long-range helicopters. Its mission focus lies on passenger transport - in particular offshore and VIP, and its versatility also makes it a perfect aircraft for public service missions such as Search and Rescue
(SAR). It has a maximum take-off weight of 11 metric tons and significantly increased performance capabilities such as a new-five-bladed main rotor system, a reinforced main rotor gear box, and an integrated display and piloting system.
    Established in 1992, the Franco-German-Spanish Eurocopter Group is a
Division of EADS, a world leader in aerospace, defence and related services.
The Eurocopter Group employs approx. 14,000 people. In 2006, Eurocopter confirmed its position as the world's No. 1 helicopter manufacturer with a turnover of 3.8 billion euros, orders for 615 new helicopters, and a 52%
percent market share in the civil and parapublic sectors. Overall, the Group's products account for 30% percent of the total world helicopter fleet. Its strong worldwide presence is ensured by its 16 subsidiaries on five continents, along with a dense network of distributors, certified agents and maintenance centres. More than 9,800 Eurocopter helicopters are currently in service with over 2,800 customers in 140 countries. Eurocopter offers the largest civil and military helicopter range in the world.

    For Eurocopter inquiries, please contact:

    <<
    Ccile VION-LANCTUIT
    Tel : + 33 (0)1 49 34 45 55
    Mob :+ 33 (0)6 72 83 90 67
    ccile.vion-lanctuit(at)eurocopter.com

    Christina GOTZHEIN
    Tel : + 49 (0) 89 6000 64 88
    Mob :+ 49 151 1422 9243
    Christina.gotzhein(at)eurocopter.com

    Jsus RUIZ
    Tel: + 34 91 379 66 04
    Mob :+ 34 690 88 88 80
    jesus.ruiz(at)eurocopter.com

    Christopher BACH
    Tel: + 49 (0) 906 71 4565
    Mob.:+49 (9) 151 1422 9089
    christopher.bach(at)eurocopter.com
    >>

    About CHC

    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide.

    Heli-One, an operating subsidiary of CHC, is the world's largest independent helicopter support company, providing leasing services, repair and overhaul, modifications, completions and logistics support for 20 different aircraft types operated by customers around the world.

    Forward Looking Statements
    Statements in this press release contain projections and other forward-looking statements involving known and unknown risks and uncertainties, including, but not limited to, the exercising of options, delays in delivery, configuration changes, or changes in customers' needs and other factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States SEC and the Canadian securities regulatory authorities. Unless otherwise required by applicable securities laws, CHC disclaims any intention or obligation to update or revise any forward looking information, whether as a result of new information, future events or otherwise.

    If you wish to be added to CHC's news distribution list, please visit
http://www.chc.ca/investor_materialrequest.php

    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: For CHC inquiries, please contact: Rick Davis,
Senior Vice-President And Chief Financial Officer, (604) 279-2471; Chris
Flanagan, Director of Communications, (604) 279-2493, (778) 999-3175,
investorinfo(at)chc.ca/
    (FLY.A. FLY.B. FLI)

CO:  CHC Helicopter Corporation; Heli-One

CNW 18:01e 01-MAR-07